FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2015
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	May 29, 2015	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Deputy General Manager

Notice

NOTICE is hereby given that the Twenty-first Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held on Monday, June 29, 2015 at 12.00 noon at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the financial statements for the financial year ended March 31, 2015 together with the Reports of the Directors and the Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. N. S. Kannan (DIN: 00066009), who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that in terms of the provisions of Sections 139-142 and other applicable provisions, if any, of the Companies Act, 2013 read with the underlying rules viz. Companies (Audit and Auditors) Rules, 2014 as may be applicable and the Banking Regulation Act, 1949 and pursuant to the resolution of the Members at the Twentieth Annual General Meeting held on June 30, 2014, the appointment of M/s B S R & Co. LLP, Chartered Accountants (Registration No. 101248W), as statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the Twenty Second Annual General Meeting (AGM) of the Company, be ratified by the Members on a remuneration inclusive of service tax and such other tax(es) (as may be applicable) and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee.

6.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013, read with the underlying rules viz. Companies (Audit and Auditors) Rules, 2014 as may be applicable, the Banking Regulation Act, 1949 and subject to such regulatory approvals and consents as may be required, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company’s branches/offices outside India and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices outside India for the year ending March 31, 2016.

SPECIAL BUSINESS

7.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that subject to the provisions of Section 42 and such other provisions of the Companies Act, 2013 as may be applicable and the underlying rules viz. Companies (Prospectus and Allotment of Securities) Rules, 2014 as may be amended from time to time and such other regulations as may be applicable, the consent of the Members of the Company be and is hereby accorded to borrowings by the Board of Directors of the Company from time to time, by way of securities including but not limited to bonds and non-convertible debentures up to Rs 50,000 crore (Rupees Fifty thousand crore) on private placement basis during a period of one year from the date of passing of this Resolution within the overall borrowing limits of the Company, as approved by the Members, from time to time.

RESOLVED FURTHER that the Board of Directors of the Company (including any Committee thereof), be and is hereby authorised to do all such acts, deeds and things and give such directions as may be deemed necessary or expedient, to give effect to this resolution.

NOTICE

NOTES:

a.	The relative Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 5 and 7 set out in the Notice is annexed hereto.

b.

A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

Pursuant to the provisions of the Companies Act, 2013 and the underlying rules viz. Companies (Management and Administration) Rules, 2014, a person can act as proxy on behalf of members not exceeding fifty and holding in the aggregate not more than ten percent of the total share capital of the company carrying voting rights.

c.	Voting through electronic means:

I.	In compliance with provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014, the Company is pleased to provide members facility to exercise their right to vote at the 21st Annual General Meeting (AGM) by electronic means. The facility of casting votes by a member using an electronic voting system from a place other than the venue of the AGM (remote e-voting) will be provided by National Securities Depository Limited (NSDL) and the items of business as detailed in this Notice may be transacted through remote e-voting.

II.	A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the depositories as on the cut-off date of June 22, 2015 only shall be entitled to avail the facility of remote e-voting as well as voting at the AGM.

III.	The facility for electronic voting shall also be made available at the AGM and the Members attending the AGM who have not already cast their votes through remote e-voting shall be able to exercise their rights at the AGM.

IV.	The Members who have cast their votes through remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

The instructions for remote e-voting are as under:

i.	Members whose shareholding is in the dematerialised form and whose email addresses are registered with the Company/Depository Participants(s) will receive an email from NSDL informing the User-ID and Password.

1.	Open email and open PDF file viz.; “ICICI Bank e-voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for remote e-voting. Please note that the password is an initial password.

2.	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com/.

3.	Click on Shareholder – Login.

4.	Put user ID and password as initial password noted in step (i) above. Click Login.

5.	Password change menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

6.	Home page of remote e-voting opens. Click on remote e-voting: Active Voting Cycles.

7.	Select “REVEN” (Remote E Voting Event Number) of ICICI Bank Limited.

8.	Now you are ready for remote e-voting as Cast Vote page opens.

9.	Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted.

10.	Upon confirmation, the message “Vote cast successfully” will be displayed.

11.	Once you have voted on the resolution, you will not be allowed to modify your vote.

12.	Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. together with attested specimen signature

NOTICE

of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer through e-mail to scrutinizericicibank@gmail.com or evoting@icicibank.com with a copy marked to evoting@nsdl.co.in.

ii.	For Members holding shares in dematerialised form whose email IDs are not registered with the Company/Depository Participants, Members holding shares in physical form as well as those Members who have requested for a physical copy of the Notice and Annual Report, the following instructions may be noted:

1.	Initial password is provided as below/at the bottom of the Attendance Slip for the AGM:

REVEN (Remote E Voting Event Number)	USER ID	PASSWORD

2.	Please follow all steps from Sr. No. 1 to Sr. No. 10 of (i) above, to cast vote.

V.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Members and remote e-voting user manual for Members available at the downloads section of www.evoting.nsdl.com or call on toll free no. 1800-222-990.

VI.	Login to the remote e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password.

VII.	If you are already registered with NSDL for remote e-voting then you can use your existing user ID and password for casting your vote.

VIII.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

IX.	The remote e-voting period commences on June 26, 2015 (9:00 am) and ends on June 28, 2015 (5:00 pm). During this period Members of the Company, holding shares either in physical form or in dematerialised form, as on the cut-off date of June 22, 2015, may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter.

X.	The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date of June 22, 2015.

XI.	Alwyn D’Souza & Co., Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the electronic voting process at the AGM in a fair and transparent manner.

XII.	The Chairman shall, at the AGM, at the end of discussion on the resolutions on which voting is to be held, allow e-voting with the assistance of scrutinizer for all those members who are present at the AGM but have not cast their votes by availing the remote e-voting facility.

XIII.	The Scrutinizer shall after the conclusion of voting at the AGM unblock the votes cast through e-voting in the presence of at least two witnesses not in the employment of the Company and shall make, not later than three days of the conclusion of the AGM, a consolidated scrutinizer’s report of the total votes cast in favour or against, if any, to the Chairman or a person authorized by him in writing, who shall countersign the same. The Chairman or the authorised person shall declare the result of the voting forthwith.

XIV.	The Results declared alongwith the Scrutinizer’s Report shall be placed on the Company’s website www.icicibank.com and on the website of NSDL after the same is declared by the Chairman/authorized person. The Results shall also be simultaneously forwarded to the stock exchanges.

d.	Members are requested to note that the Company’s equity shares are under compulsory demat trading for all investors, subject to the provisions of SEBI Circular No.21/99 dated July 8, 1999. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

e.	The Register of Members and the Share Transfer Books of the Company will remain closed from June 6, 2015 to June 29, 2015 (both days inclusive). Dividend for the year ended March 31, 2015, at the rate of Rs 5/- per fully paid-up equity share of Rs 2/- each if declared at the Meeting, will be paid on and from Tuesday, June 30, 2015:

(i)          to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Monday, June 29, 2015 after giving effect to all valid transfers in physical form lodged on or before June 5, 2015 with the Company and/or its Registrar and Transfer Agent; and

NOTICE

(ii)         in respect of shares held in electronic form, to all beneficial owners as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on June 5, 2015.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company upto June 5, 2015 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2015, if declared at the Meeting. The dividend proposed is in accordance with applicable RBI guidelines and the dividend policy of the Bank.

f.	Members holding shares in physical form are requested to immediately notify change in their address, to the Registrar and Transfer Agent of the Company, viz. 3i lnfotech Limited, International Infotech Park, Tower 5, 3rd Floor, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, quoting their Folio Number(s).

In order to avoid fraudulent encashment of dividend warrants, Members holding shares in physical form are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before June 5, 2015 a Bank Mandate (providing details of name and address of banker, branch, PIN code and particulars of the bank account) or changes therein, if not provided earlier, under the signature of the Sole/First holder quoting their Folio Number. This information will be printed on the dividend warrants. Members may also avail of the Electronic Clearing Service (ECS) mandate facility provided by the Company.

g.	Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, email addresses, nominations, power of attorney, change of address/name etc. to their Depository Participant (DP) only and not to the Company or its Registrar and Transfer Agent. Any such changes effected by the DPs will automatically reflect in the Company’s subsequent records.

h.	Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amounts of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company and erstwhile The Bank of Rajasthan Limited are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts. Therefore, the amount of unclaimed dividend for the financial year ended March 31, 2008 would be transferred to the IEPF. As such, Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2008 and/or subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

i.	Members may avail of the nomination facility as provided under Section 72 of the Companies Act, 2013.

j.	Pursuant to the requirements on corporate governance under Clause 49 of listing agreements entered into with stock exchanges, the information about the Director proposed to be re-appointed is given in the Annexure to the Notice.

k.	The annual report of the Company circulated to the Members of the Company, will be made available on the Company’s website at www.icicibank.com.

l.	Members desirous of getting any information about the accounts and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

m.	All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof upto the date of the Meeting.

Clause 32 of the Listing Agreement executed with the stock exchanges permits sending of soft copies of annual reports to all those Members who have registered their email addresses for the purpose.

The Companies Act, 2013 has also recognised serving of documents to any Member through electronic mode. In terms of the Circular No. NSDL/CIR/II/10/2012 dated March 9, 2012 issued by National Securities Depository Limited, email addresses made available by the Depository for your respective Depository Participant accounts as part of the beneficiary position downloaded from the Depositories from time to time will be deemed to be your registered email address for serving notices/documents including those covered under Sections 101 and 136 of the Companies Act, 2013 read with Section 20 of the

NOTICE

Companies Act, 2013 and the underlying rules relating to transmission of documents in electronic mode. In light of the requirements prescribed by the aforesaid circulars, for those Members whose Depository Participant accounts do not contain the details of their email address, printed copies of the Notice of Annual General Meeting and Annual Report for the year ended March 31, 2015 would be despatched.

The Notice of Annual General Meeting and the copies of audited financial statements, directors’ report, auditors’ report, business responsibility report etc. will also be displayed on the website www.icicibank.com of the Bank and the other requirements as applicable will be duly complied with. Members holding shares in electronic mode are requested to ensure to keep their email addresses updated with the Depository Participants. Members who have not registered their email id with their Depository Participants are requested to do so and support the green initiative. Members holding shares in physical mode are also requested to update their email addresses by writing to the Registrar and Transfer Agent of the Company at the address mentioned in (f) above quoting their folio number(s).

By Order of the Board

P. Sanker

Senior General Manager (Legal)

& Company Secretary

Mumbai, May 22, 2015

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office: Landmark Race Course Circle Vadodara 390 007 Phone: 0265-6722222 Fax: 0265-6722020	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230

NOTICE

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item No. 5

BSR & Co. LLP, Chartered Accountants were appointed as auditors by the Members at the Twentieth Annual General Meeting (20th AGM) held on June 30, 2014 to hold office from the conclusion of the 20th AGM till conclusion of the twenty fourth AGM. In terms of Section 139 of the Companies Act, 2013 (“the Act”), the approval has been sought from the Members for ratification of the appointment of BSR & Co. LLP, Chartered Accountants as statutory auditors of the Bank for fiscal 2016.

As per the requirement of the Act, B S R & Co. LLP, Chartered Accountants have confirmed that the appointment if made would be within the limits specified under Section 141(3)(g) of the Act and it is not disqualified to be appointed as statutory auditor in terms of the provisions of the proviso to Section 139(1), Section 141(2) and Section 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014. The appointment of BSR & Co. LLP, Chartered Accountants as Statutory Auditors for fiscal 2016 has been approved by RBI.

The Directors recommend the adoption of the Resolution at Item No. 5 of the Notice.

No Director, Key Managerial Personnel or their relatives are in any way concerned or interested in the Resolution at Item No. 5 of the Notice.

Item No. 7

Section 42 of the Companies Act, 2013 and its underlying rules i.e. Companies (Prospectus and Allotment of Securities) Rules, 2014 provide that a Company shall make a private placement of its securities only if the proposed offer of securities or invitation to subscribe securities has been previously approved by the Members of the company, by a Special Resolution, for each of the Offers or Invitations. It further provides that in the explanatory statement annexed to the notice for the general meeting the basis or justification for the price (including premium, if any) at which the offer or invitation is being made shall be disclosed. It also provides that in case of offer or invitation for non-convertible debentures, it shall be sufficient if the company passes a prior special resolution once in a year for all the offers or invitation for such debentures during the year.

In line with the above and considering that the Bank has borrowed Rs 6,850 crore (Rupees six thousand eight hundred and fifty crore) by way of issue of non-convertible debentures (NCDs) on private placement basis since the last AGM till March 31, 2015, the Bank has assessed its fund requirements and it is proposed that the borrowing limits for the purpose of Section 42 read with the rules relating to this Section for borrowing by way of securities including but not limited to bonds and NCDs be fixed at Rs 50,000 crore (Rupees fifty thousand crore), a reduction from the limit of Rs 100,000 crore (Rupees one hundred thousand crore) approved at the last AGM. This would form part of the overall borrowing limits under Section 180(1)(c) of the Companies Act, 2013 of Rs 250,000 crore (Rupees two hundred and fifty thousand crore) approved at the last AGM. The resolution under Section 42 will be valid for a period of one year from the date of passing this resolution. The pricing of the securities including but not limited to bonds and non-convertible debentures (NCDs) depends primarily upon the rates prevailing for risk free instruments, rates on other competing instruments of similar rating and tenor in the domestic market, investor appetite for such instruments and investor regulations which enable investments in such instruments. Accordingly, during the validity of this resolution, the Bank proposes to issue securities including but not limited to bonds and non-convertible debentures (NCDs) by way of private placement at upto 300 basis point (bps) above the rates prevailing for risk free instruments as represented by the respective tenor rupee sovereign bonds for issuances in rupee market. The pricing for each of the issuance/program would be approved by the Board or Committee of Board.

The Directors recommend the adoption of the Resolution at Item No 7 of the Notice.

No Director, Key Managerial Personnel or their relatives are in any way concerned or interested in the Resolution at Item No. 7 of the Notice.

By Order of the Board

P. Sanker

Senior General Manager (Legal)

& Company Secretary

Mumbai, May 22, 2015

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051
Phone: 0265-6722222	Phone: 022-26538900
Fax: 0265-6722020	Fax: 022-26531230

NOTICE

ANNEXURE

Pursuant to Clause 49 of the listing agreement with the stock exchanges, following information is furnished about the Director proposed to be re-appointed

Mr. N. S. Kannan is Executive Director of ICICI Bank. His responsibilities include Finance, Treasury, Commercial Banking, Corporate Legal, Risk Management, Secretarial, Corporate Communications, Corporate Branding and Strategic Solutions Group. He also has the responsibility for day to day administration of the Compliance and Internal Audit functions. Mr. Kannan was the Executive Director and CFO of ICICI Bank from May 1, 2009 to October 25, 2013. Prior to this assignment with the Bank, Mr. Kannan was Executive Director of ICICI Prudential Life Insurance Company. Mr. Kannan was earlier the Chief Financial Officer and Treasurer of ICICI Bank.

Mr. Kannan has been with the ICICI group for 24 years. He joined the group as a project officer. During his tenure at the ICICI group he has also handled project finance, infrastructure finance, structured finance and treasury.

Mr. Kannan is a postgraduate in management from the Indian Institute of Management, Bangalore with a gold medal for best all-round performance. He is also a Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India and an Honours graduate in Mechanical Engineering from the National Institute of Technology (formerly REC), Tiruchirappalli.

In 2012 & 2013, Mr. Kannan was awarded the Best CFO in the Indian banking/financial services sector at the CNBC TV 18 CFO Awards. In 2013, Mr. Kannan was also voted the best CFO in India in a poll conducted by Finance Asia. Mr. Kannan holds 426,125 equity shares of the Bank as on May 15, 2015.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
ICICI Securities Primary Dealership Limited, Chairman ICICI Prudential Life Insurance Company Limited ICICI Lombard General Insurance Company Limited	ICICI Bank Limited Committee of Executive Directors Committee for Identification of wilful defaulters/non co-operative borrowers Stakeholders Relationship Committee Committee of Senior Management
ICICI Prudential Asset Management Company Limited	ICICI Prudential Life Insurance Company Limited Board Investment Committee Board Risk Management Committee With Profits Committee
ICICI Bank U.K. Plc.	ICICI Lombard General Insurance Company Limited Investment Committee
ICICI Bank Canada	ICICI Prudential Asset Management Company Limited Committee of Directors, Chairman Corporate Social Responsibility Committee Investment Committee
ICICI Securities Primary Dealership Limited Audit Committee Nomination and Remuneration Committee
ICICI Bank UK Plc. Board Governance & Ethics Committee Board Risk Committee
ICICI Bank Canada Audit Committee

By Order of the Board

P. Sanker

Senior General Manager (Legal)

& Company Secretary

Mumbai, May 22, 2015

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051
Phone: 0265-6722222	Phone: 022-26538900
Fax: 0265-6722020	Fax: 022-26531230